02035837

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PE 5-1-02

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May , 2002

ALLIANZ AKTIENGESELLSCHAFT

Königinstrasse 28
80802 Munich
Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibits	Description	Sequential Page No.
1	Press Release dated May 17, 2002	3

Allianz Issues Bond

Allianz AG intends to issue a Eurobond through its Dutch finance subsidiary Allianz Finance II B.V. The bond has a subordinated guarantee from Allianz AG and is expected to receive a "AA-" rating from Standard & Poor's and a "Aa1" rating from Moody's.

The term of the bond is 20 years. After 10 years (and thereafter every quarter) Allianz has the right to call the bond. The bond will carry a fixed coupon for the first 10 years. If the bond is not called after 10 years, the coupon will switch to a floating benchmark plus a margin. It is anticipated that the issue volume, the final coupon and the issue price will be determined next week following an initial bookbuilding period. A listing on the Luxembourg Stock Exchange and the Amsterdam Stock Exchange is scheduled. The transaction will be managed by Deutsche Bank and Dresdner Kleinwort Wasserstein (joint bookrunners), and ABN AMRO.

With this new bond Allianz will for the first time be issuing a subordinated security. Allianz is thus continuing its strategy of a balanced long term group funding targeting a broadly based investor community. The issue will contribute to the long-term financing of the acquisition of Dresdner Bank.

Munich, May 17, 2002

Contacts for further information:

Richard Lips Tel. 089/3800-5043
Dr. Ilja-Kristin Seewald Tel. 089/3800-2960
Stefan Denig Tel. 089/3800-17790

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro – U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g., Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11, 2001. The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANZ AKTIENGESELLSCHAFT

By: ______________________
Richard Lips
Corporate Communications

By: ______________________
Reinhard Preusche
Head of Compliance

DATE: May 17, 2002